[LOGO OMITTED]
                                                                          PROGEN
                                                              INDUSTRIES LIMITED


                                                              ABN 82 010 975 612


                                                           MEETING DOCUMENTATION

                                                     2006 ANNUAL GENERAL MEETING


                                           AT 10.00AM THURSDAY, 30 NOVEMBER 2006

                                                                    TERRACE ROOM

                                                         INDOOROOPILLY GOLF CLUB

                                                                     MEIERS ROAD

                                                          INDOOROOPILLY QLD 4068


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
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                                                                          PROGEN
                                                              INDUSTRIES LIMITED


CHAIRMAN'S  LETTER


Dear Shareholder

I am pleased to invite you to Progen's annual general meeting (AGM). This is to be held on Thursday, 30 November 2006, at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD, 4068.

At the meeting, our Managing Director Justus Homburg and I will take the opportunity to update shareholders on progress and outlook. I would encourage you to read Progen's annual report for 2006 for information about our objectives and strategies and our achievements and challenges during the past year.

The annual report also contains the Company's financial statements (and notes) for the year ended 30 June 2006, the directors' report and the audit report. This will be tabled and considered at the AGM.

The AGM will commence at 10.00am but you will be able to register your attendance from 9.30am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form in the reply-paid envelope.

I  look  forward  to  seeing  you  at  this  year's  AGM.


Yours sincerely

/s/ Stephen Chang

Stephen Chang
CHAIRMAN

16 October 2006


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
DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

'ANNUAL GENERAL MEETING' means the proposed meeting of all Shareholders at 10.00am on Thursday, 30 November 2006 at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

'ASSOCIATES' has the meaning given to it by sections 10 to 17 of the Corporations Act;

'ASX'  means  the  Australian  Stock  Exchange  Limited  ABN  98  008  624  691;

'BOARD'  means  the  board  of  directors  of  Progen;

'CORPORATIONS  ACT'  means  the  Corporations  Act  2001  (Cth);

'DIRECTOR'  means  a  director  of  Progen;

'EXPLANATORY MEMORANDUM' means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

'LISTING  RULES'  means  the  Listing  Rules  of  ASX;

'MEETING  DOCUMENTATION'  means:
-    the letter from the Chairman to Shareholders dated 16 October 2006;
-    the Explanatory Memorandum;
-    the Notice of Annual General Meeting; and
-    the proxy form for the Annual General Meeting;

'NOTICE OF ANNUAL GENERAL MEETING' means the notice dated 16 October 2006 which is enclosed in the Meeting Documentation;

'OPTION'  means  an  option  over one fully paid Share in the capital of Progen;

'PROGEN'  or  'COMPANY'  means  Progen  Industries  Limited  ABN 82 010 975 612;

'SHARE'  means  a  fully  paid  ordinary  share issued in the capital of Progen;

'SHAREHOLDER'  means  a  holder  of  Shares.


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
NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Industries Limited will be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road,
Indooroopilly,  QLD  4068  on  Thursday,  30  November  2006  at  10.00  am.

ORDINARY  BUSINESS

CHAIRPERSON'S ADDRESS AND PRESENTATION BY MANAGING DIRECTOR

THE FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Directors' Report, Financial Statements, Directors' Declaration and Independent Audit Report for the financial year ended 30 June 2006.

ORDINARY RESOLUTIONS

1    DIRECTORS' REMUNERATION REPORT

     To consider and if thought fit, to pass the following resolution in accordance with s250R(2) of the Corporations Act:

     "That the section of the Directors Report in the 2006 annual report dealing with the remuneration of the Company's Directors, Company Secretary and senior executives described as "Remuneration Report" be adopted."

     NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote does not bind the Directors of the Company.

2    RE-ELECTION OF DIRECTOR

     To consider and if thought fit, to pass the following ordinary resolution:

     "That Mr Patrick Burns, who retires by rotation in accordance with the Company's Constitution and being eligible, is re-elected as a director of the Company."

     Information about Mr Patrick Burns appears in the attached Explanatory Statement.

3    RE-ELECTION OF DIRECTOR

     To consider and if thought fit, to pass the following ordinary resolution:

     "That Dr Stanley Chang, who retires by rotation in accordance with the Company's Constitution and being eligible, is re-elected as a director of the Company."

     Information about Dr Stanley Chang appears in the attached Explanatory Statement.

SPECIAL BUSINESS

4    APPROVAL OF ISSUE OF OPTIONS TO MR JUSTUS HOMBURG, MANAGING DIRECTOR

     To consider and if thought fit, to pass the following special resolution:

     "That, in accordance with section 208 of the Corporations Act 2001 (Cth) and the ASX Listing Rule 10.14, Shareholders approve the issue of 500,000 options to Mr Justus Homburg on the terms set out in the Explanatory Memorandum."


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
BY ORDER OF THE BOARD

/s/ Linton Burns
------------------------------
Linton Burns
COMPANY SECRETARY

16  October  2006


GENERAL

The Corporations Act 2001 requires the financial report, directors' report and independent audit report to be received and considered at the meeting.

Neither the Corporations Act nor Progen's constitution requires Shareholders to vote on such reports. However Shareholders will be given ample opportunity to raise questions about the reports at the meeting.

VOTING INSTRUCTIONS

VOTING AT THE MEETING

1. If you are able to attend the meeting, on a show of hands each Shareholder present may cast one vote. 'Shareholder present' includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.   On a poll, Shareholders have one vote for every fully paid Share held.

3. Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7pm Brisbane time on 28 November 2006.

APPOINTMENT OF PROXY (SECTION 249L(D))

4. If you are a Shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form. A proxy need not be a Shareholder of Progen.

5. The attached proxy form must be completed and lodged in accordance with the instructions on the back of the form.

VOTING EXCLUSION STATEMENT

Progen will disregard any vote cast on:

(a)  Resolution 4, by each director or any of his associates;

Unless the vote is cast by such person as proxy for another person who is entitled to vote and the vote is cast in accordance with the directions on the proxy form, or the vote is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.


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
EXPLANATORY STATEMENT

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting of Progen Industries Limited ABN 82 010 975 612 (the "Company") to be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD, 4068 on Thursday, 30 November 2006 at 10.00am.

RESOLUTION 1 - DIRECTORS' REMUNERATION REPORT

The Corporations Act 2001 requires that the section of the Directors' Report dealing with the remuneration of Directors, Company Secretary and up to 5 senior executives ('Remuneration Report') be put to the vote of Shareholders for adoption. The Remuneration Report can be found in the Directors' Report section of Progen's 2006 Annual Report.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

RESOLUTION 2 - RE-ELECTION OF DIRECTOR

Under clause 10.1.3 of the Company's constitution one third, or the number nearest to one third if not divisible by three, of the current directors (excluding the Managing Director) must retire by rotation at each annual general meeting. Accordingly Mr Patrick Burns, being the longest serving Director since the last election, retires at the end of the meeting and, being eligible, presents himself for re-election.

A  summary  of  Mr  Patrick  Burns's  experience  and  qualifications  follows:

Mr Burns was appointed a Non-Executive Director in March 1999. Mr Burns holds a law degree from Harvard Law School. He is currently a non-executive director of ChemGenex Pharmaceuticals Ltd, an Australian listed biotechnology company; vice chairman of Euclid Systems Corporation, a private eye-care company; the chairman of Stable Eyes, Inc a biotechnology company in the eye-care field a director of Firm View Inc and an advisor to a number of early stage technology companies.

RESOLUTION 3 - RE-ELECTION OF DIRECTOR

Under clause 10.1.3 of the Company's constitution one third, or the number nearest to one third if not divisible by three, of the current directors (excluding the Managing Director) must retire by rotation at each annual general meeting. Accordingly Dr Stanley Chang, being the longest serving Director since the last election, retires at the end of the meeting and, being eligible, presents himself for re-election.

A  summary  of  Dr  Stanley  Chang's  experience  and  qualifications  follows:

Dr Chang was appointed a Non-Executive Director in February 2001. Dr Chang holds a medical degree from the National Taiwan University (NTU) college of Medicine, and a Ph.D. from the Department of Surgery, London Medical School, University of London. Dr Chang is the Chairman and CEO of Taiwan-based Medigen Biotechnology Corporation.

RESOLUTION 4 - ISSUE OF OPTIONS TO MR JUSTUS HOMBURG

The Company proposes to issue 500,000 Options to Mr Justus Homburg in accordance with the terms of his employment contract as Chief Executive Officer.

Mr Homburg was appointed Managing Director and Chief Executive Officer on 1 March 2006 having commenced employment with the Company in January 2006 as Chief Operating Officer.

In order to incentivise superior performance, remunerate fairly and encourage employee retention the Board has approved, subject to Shareholder approval, this grant of 5 year Options, subject to continued employment.

GENERAL INFORMATION

Section 208 of the Corporations Act has the effect that, subject to certain exceptions, a financial benefit must not be given to a 'related party' without Shareholder approval. Mr Justus Homburg, being a Director of the Company, is deemed a 'related party' under section 228 of the Corporations Act and the issue of options is a 'financial benefit' under section 229 of the Corporations Act. Specific information must be provided to shareholders in accordance with section 219 of the Corporations Act and this is set out below.

ASX Listing Rule 10.14 requires the approval of holders of ordinary securities before securities can be issued to a director under an employee incentive plan. Specific information must be provided to Shareholders in accordance with ASX Listing Rule 10.15 and this is set out below.


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
- The nature of the financial benefit to be given to Mr Justus Homburg is the grant of Options as follows:

          o 166,667 Options vesting on 1 March 2007 at an exercise price equal to a 20% premium to the 60 day share price VWAP prior to this date;

          o 166,667 Options vesting on 1 March 2008 at an exercise price equal to a 25% premium to the 60 day share price VWAP prior to this date;

          o 166,666 Options vesting on 1 March 2009 at an exercise price equal to a 30% premium to the 60 day share price VWAP prior to this date;

- The total valuation of the financial benefit to be given to Mr Justus Homburg under this Resolution, as assessed using a binominal option pricing model is A$166,667 in 2007, A$138,334 in 2008 and A$110,000 in 2009. Key
     assumptions  for  this  valuation  are  set  out  below.

- Mr Justus Homburg does not wish to make a recommendation in relation to this Resolution as he has an interest in the outcome of the Resolution. Mr Stephen Chang (Executive Chairman), Prof John Zalcberg (Non-Executive Director), Mr Patrick Burns (Non-Executive Director), Dr Malvin Eutick (Non-Executive Director) and Dr Stanley Chang (Non-Executive Director) are all in favour of the grant of Options to Mr Justus Homburg.

- The following table sets out Mr Homburg's existing interest in securities of the Company and the total number of Shares that will be held assuming that all Options to be issued under this Resolution are exercised at vesting:

          -------------------------------------------------
                                  ACCUMULATIVE   PERCENTAGE
          DATE                SECURITY HOLDING   HOLDING(1)
          -------------------------------------------------

          Current, including
              30,000 Options            55,000        0.14%
          ------------------  ----------------  -----------

                1 March 2007           221,667        0.54%
          ------------------  ----------------  -----------

                1 March 2008           388,334        0.95%
          ------------------  ----------------  -----------

                1 March 2009           555,000        1.35%
          -------------------------------------------------

(1) Diluted to take account of the increased issued capital of the Company on the exercise of these Options

-    Mr  Homburg's  remuneration  is:

          o    Base  salary  of A$305,200 per annum inclusive of superannuation.

          o Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

- No amount will be payable on the grant of an Option and as such, no funds will be raised in relation to this Resolution. Any funds raised from time to time due to the exercise of any options will be used as the Board sees fit;

- The Options will be issued as soon as practicable following Shareholder approval, but in any event, not later than 1 month after the date of the Annual General Meeting;

-    Each  Option  will  entitle  the  holder  to  acquire  one  Share;

- Any Option that is not exercised prior to 5pm on 1 March 2011 will expire on that date;

- Options may not be transferred without the prior written consent of the Company.

- Otherwise the options will be issued subject to the terms and conditions set out in the Progen Directors and Employees Option Incentive Plan Rules approved by shareholders on 30 November 2004. A copy of the Rules are available on the Company's website www.progen.com.au and are summarised as follows:

          o All full time and permanent part time employees and executive and non-executive directors are eligible to participate in the Plan.

          o Options may be exercised by delivery to the Company of a notice signed by the Holder specifying the number of Options exercised together with payment to the Company. Options that are not exercised by the expiry date will lapse.


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
          o The Holder may only participate in new issues of Shares if the Holder exercises an Option and becomes the holder of Shares on or prior to the record date for the new issue of Shares.

          o If the Company makes a pro rata issue, the exercise price of each Option will be reduced with the new exercise price of each Option to be calculated in accordance with the formula in Listing Rule
               6.22.2. No change will be made to the number of Shares to which the Holder is entitled.

          o If the Company makes a bonus issue, the number of Shares issued on exercise of each Option will be increased by the number of bonus Shares that the Holder would have received if the Option had been exercised prior to the record date for the bonus issue. No change will be made to the exercise price.

          o If there is a reorganisation (including consolidation, sub-division, reduction or return) of the share capital of the Company, the rights of the Holder in respect of any unexercised Options will only be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation. The remaining rights of the Holder will remain unchanged.

          o If there is a takeover bid for the Company (as defined under the Corporations Act) and a majority of Board of the Company has recommended acceptance of the bid, the Company will use its best endeavours to issue to the Holder the number of Shares in respect of which Options have been validly exercised. If the Shares cease to be quoted by ASX because of any takeover bid, all unexercised Options will lapse on the date that the Shares cease to be quoted.

          o If notice is given of a proposed resolution for voluntary winding up the Company, the Holder may exercise his Options during the period beginning at the time the notice is given and ending at the time a resolution for voluntary winding up is passed.

          o If the Holder's office ceases due to resignation, all Options granted up to the date of cessation of office may be exercised during the three month period following that date of cessation, after which all those Options will lapse unless the Board determines otherwise.

          o If the Holder's office ceases due to retirement after the age of 55, redundancy or permanent disability, all Options granted up to the date of cessation of office may be exercised during the six month period following that date of cessation, after which all those Options will lapse unless the Board determines otherwise.

          o If the Holder's office ceases due to death, all Options granted up to the date of death may be exercised by the Holder's executor or personal representative during the 12 month period following the date of death, after which all those Options will lapse unless the Board determines otherwise.

          o If the Holder's office ceases due to any other reason all Options granted to the Holder may be exercised during the three month period following the date of cessation, after which all those Options will lapse, unless the Board determines otherwise.

- The following options were issued to current directors since the date of the last approval given under Listing Rule 10.14 for nil issue price:

          o    Mr Stephen Chang - 250,000;

          o    Prof John Zalcberg - 100,000;

          o    Dr Malvin Eutick - 100,000;

          o    Mr Patrick Burns - 100,000; and

          o    Dr Stanley Chang - 100,000.

- Other than the information set out in this Explanatory Statement the Company believes there is no other information that would be reasonably required by shareholders in order to decide whether it is in the best interests of the Company to pass Resolution 4.

KEY ASSUMPTIONS

The value of options has been calculated in accordance with a bi-nomial option pricing model using the following assumptions which were relevant at 3 April 2006, the day the Board approved the issue of Options subject to Shareholder approval.


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

                                    1 MARCH 2007   1 MARCH 2008   1 MARCH 2009
Share price at 3 April 2006                A$3.16         A$3.16         A$3.16
Volatility                                  47.7%          47.7%          47.7%
Dividend yield (estimate)                    0.0%           0.0%           0.0%
Expiry date                          1 March 2011   1 March 2011   1 March 2011
60 share price VWAP (assumed)              A$4.00         A$5.00         A$6.25
Exercise price premium                        20%            25%            30%
Exercise (strike) price (assumed)          A$4.80         A$6.25         A$8.13
Risk free rate (5yr RBA bond rate)          5.40%          5.40%          5.40%
OPTION VALUE                               A$1.00         A$0.83         A$0.66

Number of options to be issued            166,667        166,667        166,666
Employee benefit expense                A$166,667      A$138,334      A$110,000


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